UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41330

PropertyGuru Group Limited

Paya Lebar Quarter 1

Paya Lebar Link

#12-01/04

Singapore 408533

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

The information in this report of foreign private issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-265252) and registration statement on Form F-3 (Registration No. 333-264294).

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022**	2023	2022**
	(S$ in thousands, except share and per share data)

Revenue	39,121	34,565	108,629	95,828
Other income	2,262	684	5,962	1,453
Other gains/(losses) - net	953	(1,527)	1,009	21,226

Expenses
Sales commission	(2,027)	(2,283)	(6,329)	(8,469)
Referral fees	(607)	(565)	(1,757)	(1,536)
Merchant fees	(1,110)	(777)	(2,609)	(1,936)
Awards and events costs	(1,185)	(748)	(2,153)	(1,399)
Advertising and platform fees	(748)	(609)	(1,696)	(1,850)
Salary and staff costs	(17,896)	(18,040)	(58,017)	(54,166)
Marketing expenses	(3,442)	(4,233)	(9,660)	(12,023)
Technology expenses	(3,482)	(2,847)	(9,831)	(8,148)
Legal and professional	(1,767)	(1,425)	(4,905)	(4,593)
Share grant and option expenses	(2,067)	(1,398)	(5,127)	(4,433)
Depreciation and amortization	(6,073)	(4,913)	(17,717)	(15,747)
Reversal of impairment/(Impairment) loss on financial assets	158	(83)	(519)	83
Impairment of intangible assets	—	—	(5,469)	—
Reversal of impairment/(Impairment) of plant, equipment and right-of-use assets	177	—	(73)	—
Finance cost	(118)	(240)	(366)	(2,251)
Legal and professional fee incurred for IPO	—	—	—	(16,570)
Share listing expense	—	—	—	(104,950)
Other expenses	(1,664)	(2,467)	(5,212)	(3,905)
Total expenses	(41,851)	(40,628)	(131,440)	(241,893)
Profit/(Loss) before income tax	485	(6,906)	(15,840)	(123,386)
Tax expense	(173)	(536)	(529)	(583)

Net income/(loss) for the period	312	(7,442)	(16,369)	(123,969)
Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation	2,347	7,467	(6,721)	9,912
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain/(loss) from post-employment benefits obligation	8	(1)	—	(2)
Other comprehensive income/(loss) for the period, net of tax	2,355	7,466	(6,721)	9,910
Total comprehensive income/(loss) for the period	2,667	24	(23,090)	(114,059)

Earnings/(loss) per share for income/(loss) attributable to equity holders of the Group
Basic and diluted earnings/(loss) per share for the period	0.00	(0.05)	(0.10)	(0.81)

**Certain amounts in the prior year have been reclassified to conform to the current year presentation.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDSOLIDATED BALANCE SHEETS

	As of September 30, 2023	As of December 31, 2022
	(S$ in thousands)

ASSETS
Current assets
Cash and cash equivalents	316,571	309,233
Trade and other receivables	17,139	18,145
	333,710	327,378
Non-current assets
Trade and other receivables	3,350	4,559
Intangible assets	382,513	393,450
Plant and equipment	1,861	2,535
Right-of-use assets	9,744	11,475
	397,468	412,019
Total assets	731,178	739,397
LIABILITIES
Current liabilities
Trade and other payables	29,454	29,737
Lease liabilities	4,713	4,104
Deferred revenue	65,237	50,753
Provisions	109	280
Current income tax liabilities	4,242	4,302
	103,755	89,176
Non-current liabilities
Trade and other payables	456	296
Lease liabilities	6,287	8,339
Deferred income tax liabilities	1,694	1,879
Provisions	839	672
Warrant liabilities	1,471	4,775
	10,747	15,961
Total liabilities	114,502	105,137

Net assets	616,676	634,260

SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the Group

Share capital	1,089,615	1,081,320
Share reserve	14,903	17,692
Capital reserve	785	785
Translation reserve	(23,682)	(16,961)
Accumulated losses	(464,945)	(448,576)
Total Shareholders' Equity	616,676	634,260

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30
	2023	2022
	(S$ in thousands)

Cash flows from operating activities
Loss for the period	(16,369)	(123,969)
Adjustments for:
- Tax expense	529	583
- Employee share grant and option expense	4,586	2,866
- Non-executive director share grant and option expense	541	1,701
- Depreciation and amortization	17,717	15,747
- Impairment of intangible assets	5,469	—
- Impairment of plant, equipment and right-of-use assets	73	—
- (Gain)/Loss on disposal of plant and equipment and intangible assets	(2)	100
- Loss/(Gain) on lease modification	12	(194)
- Impairment/(Reversal of impairment) loss on financial assets	519	(83)
- Interest income	(5,716)	(481)
- Finance cost	366	2,251
- Unrealised currency translation loss*	1,741	7,420
- Fair value gain on warrant liabilities	(3,338)	(22,691)
- Share listing expense	—	104,950
	6,128	(11,800)
Change in working capital, net of effects from acquisition
and disposal of subsidiaries:
- Trade and other receivables	2,290	716
- Trade and other payables*	(288)	(11,322)
- Deferred revenue	14,484	6,683
Cash provided by/(used in) operations*	22,614	(15,723)
Interest received	5,123	276
Income tax paid	(549)	(848)
Net cash provided by/(used in) operating activities*	27,188	(16,295)

Cash flows from investing activities
Additions to plant and equipment	(554)	(1,224)
Additions of intangible assets	(19,913)	(15,490)
Proceeds from disposal of plant and equipment	4	31
Net cash used in investing activities	(20,463)	(16,683)

Cash flows from financing activities
Interest paid	(345)	(750)
Principal payment of lease liabilities	(3,243)	(3,174)
Repayment of borrowings	—	(18,389)
Proceeds from reorganisation	—	142,145
Proceeds from the shares issued to PIPE investors	—	178,653
Transaction cost in relation to issuance of PIPE shares	—	(7,664)
Proceeds from issuance of ordinary shares	379	1,269
Net cash (used in)/provided by financing activities	(3,209)	292,090

Net increase in cash and cash equivalents	3,516	259,112

Cash and cash equivalents
Beginning of the nine months ended 30 September	309,233	70,236
Effects of currency translation on cash and cash equivalents*	3,822	10,281
End of the nine months ended 30 September	316,571	339,629

*Certain amounts in the prior year have been revised to conform to the current year presentation.

Financial Highlights – Third Quarter 2023

•
Total revenue increased 13% year over year to S$39 million in the third quarter.
•
Marketplaces revenues increased 13% year over year to S$38 million in the third quarter as continued strength in Singapore helped to offset ongoing challenges in Vietnam.
•
Revenue by segment:
o
Singapore Marketplaces revenue increased 24% year over year to S$23 million, as the number of agents and the Average Revenue Per Agent (“ARPA”) grew in the quarter. Quarterly ARPA was up 23% in the third quarter to S$1,279 as compared to the prior year quarter and the number of agents in Singapore was up over 200 to 16,309 from the second quarter of 2023. The renewal rate was 85% in the quarter.
o
Malaysia Marketplaces revenue increased 5% year over year to S$7 million, driven by the ongoing benefit from the Company’s dual brand strategy, offset by macro headwinds. Revenue on a Singapore Dollar basis was negatively impacted by depreciation of the Malaysian Ringgit. On a local currency basis, year over year growth was 11%.
o
Vietnam Marketplaces revenue decreased 33% year over year to S$4 million, as a reduction in the number of listings was partially offset by an increase in the average revenue per listing (“ARPL”). The number of listings was down 41% to 1.2 million in the third quarter compared to the prior year quarter and ARPL was up 16% to S$3.37 from the third quarter of 2022.
o
Fintech & Data services revenue increased 23% to S$2 million.
•
At quarter-end, cash and cash equivalents were S$317 million.

Information regarding our operating segments is presented below. It is noted that in 2023 the Company is no longer removing the ongoing cost of being a listed entity when calculating Adjusted EBITDA. As such the 2022 comparatives have been restated.

	For the Three Months Ended September 30,
	2023	2022	YoY Growth
	(S$ in thousands except percentages)

Revenue	39,121	34,565	13.2%
Marketplaces	37,561	33,297	12.8%
Singapore	22,513	18,139	24.1%
Vietnam	4,141	6,171	-32.9%
Malaysia	6,815	6,524	4.5%
Other Asia	4,092	2,463	66.1%
Fintech and data services	1,560	1,268	23.0%
Adjusted EBITDA	5,153	2,012
Marketplaces	22,734	18,189
Singapore	17,332	13,554
Vietnam	261	1,942
Malaysia	3,727	3,169
Other Asia	1,414	(476)
Fintech and data services	(2,175)	(1,873)
Corporate*	(15,406)	(14,304)
Adjusted EBITDA Margin (%)	13.2%	5.8%
Marketplaces	60.5%	54.6%
Singapore	77.0%	74.7%
Vietnam	6.3%	31.5%
Malaysia	54.7%	48.6%
Other Asia	34.6%	-19.3%
Fintech and data services	-139.4%	-147.7%

	For the Nine Months Ended September 30,
	2023	2022	YoY Growth
	(S$ in thousands except percentages)

Revenue	108,629	95,828	13.4%
Marketplaces	104,129	92,511	12.6%
Singapore	62,894	50,436	24.7%
Vietnam	12,543	18,170	-31.0%
Malaysia	20,235	17,857	13.3%
Other Asia	8,457	6,048	39.8%
Fintech and data services	4,500	3,317	35.7%
Adjusted EBITDA	9,984	2,822
Marketplaces	59,804	44,805
Singapore	47,899	36,185
Vietnam	188	4,748
Malaysia	11,195	6,779
Other Asia	522	(2,907)
Fintech and data services	(7,037)	(5,404)
Corporate*	(42,783)	(36,579)
Adjusted EBITDA Margin (%)	9.2%	2.9%
Marketplaces	57.4%	48.4%
Singapore	76.2%	71.7%
Vietnam	1.5%	26.1%
Malaysia	55.3%	38.0%
Other Asia	6.2%	-48.1%
Fintech and data services	-156.4%	-162.9%

*Corporate consists of headquarters costs, which are not allocated to the segments. Headquarters costs are costs of PropertyGuru’s personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service PropertyGuru’s group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees. A portion of the cost of being a listed entity is also included.

As of September 30, 2023, PropertyGuru continued its Engagement Market Share1 leadership in Singapore, Vietnam, Malaysia, and Thailand.

Singapore: 83% – 6.2x the closest peer	Malaysia: 92% – 12.8x the closest peer
Vietnam: 80% – 4.0x the closest peer	Thailand: 51% – 1.7x the closest peer

1 Based on SimilarWeb data between April 2023 and September 2023.

Key Performance Metrics and Non-IFRS Financial Measures

Our priority markets comprise Singapore, Vietnam, Malaysia and Thailand. Our core markets comprise Singapore, Vietnam, Malaysia, and Thailand.

Engagement Market Share is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers calculated over the relevant period. Engagement is calculated as the number of visits to a website during a period multiplied by the total amount of time spent on that website for the same period, in each case based on data from SimilarWeb. Engagement Market Share is based on the prevailing SimilarWeb algorithm on the date the Company first filed or furnished such information to the U.S. Securities and Exchange Commission (“SEC”).

Number of agents in all core markets except Vietnam is calculated for a period as the sum of the number of agents with a valid 12-month subscription package at the end of each month in a period divided by the number of months in such period. In Vietnam, number of agents is calculated as the average monthly number of agents who credit money into their account within the relevant period. When counting in aggregate across the PropertyGuru group, in markets where PropertyGuru operates more than one property portal, an agent with subscriptions to more than one portal is only counted once.

Number of real estate listings is calculated as the average number of listings created monthly during the period for Vietnam and the average number of monthly listings available in the period for other markets.

Average revenue per agent (“ARPA”) is calculated as agent revenue for a period divided by the average number of agents in that period, which is calculated as the sum of the number of total agents at the end of each month in a period divided by the number of months in such period.

Number of listings in Vietnam is calculated as the sum of all listings created in each month over the relevant period (other than listings from promotional accounts). Number of listings is used to calculate average revenue per listing, which is described below.

Average revenue per listing ("ARPL”) is calculated as revenue for a period divided by the number of listings in such period.

Renewal rate is calculated as the number of agents that successfully renew their annual package during a period divided by the number of agents whose packages are up for renewal (at the end of their twelve-month subscription) during that period.

This document also includes references to non-IFRS financial measures, namely Adjusted EBITDA, Adjusted EBITDA Margin and incremental Adjusted EBITDA over incremental revenue. PropertyGuru uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. PropertyGuru believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS or GAAP results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as net loss and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as net profit/loss for year/period adjusted for changes in fair value of preferred shares, warrant liability and embedded derivatives, finance costs, depreciation and amortization, tax expenses or credits, impairments when the impairment is the result of an isolated, non-recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation profit or loss, fair value profit or loss on lease modifications and contingent consideration, business acquisition transaction and integration cost (including contingent consideration), the cost of listing or IPO activities.

Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

Incremental Adjusted EBITDA over incremental revenue is calculated as the increase in Adjusted EBITDA over the period divided by the increase in revenue over the same period.

A reconciliation of net (loss)/income to Adjusted EBITDA is provided as follows. It is noted that in 2023 the Company is no longer removing the ongoing cost of being a listed entity when calculating Adjusted EBITDA. As such, the 2022 comparative has been restated.

	For the Three Months Ended September 30,
	2023	2022
	(S$ in thousands)

Net income/(loss)	312	(7,442)
Adjustments:
Changes in fair value of preferred shares, warrant liability and embedded derivatives	(3,228)	325
Finance income - net	(2,033)	(48)
Depreciation and amortization expense	6,073	4,913
Reversal of impairment	(177)	—
Share grant and option expenses	2,067	1,398
Other losses - net	2,275	1,203
Business acquisition transaction and integration cost*	(316)	1,127
Restructuring cost**	7	—
Tax expense	173	536
Adjusted EBITDA	5,153	2,012

	For the Nine Months Ended September 30,
	2023	2022
	(S$ in thousands)

Net loss	(16,369)	(123,969)
Adjustments:
Changes in fair value of preferred shares, warrant liability and embedded derivatives	(3,338)	(22,691)
Finance (income)/costs - net	(5,350)	1,770
Depreciation and amortization expense	17,717	15,747
Impairment	5,542	—
Share grant and option expenses	5,127	4,433
Other losses - net	2,329	1,466
Business acquisition transaction and integration cost*	1,724	3,963
Legal and professional fees incurred for IPO	—	16,570
Share listing expense	—	104,950
Restructuring cost**	2,073	—
Tax expense	529	583
Adjusted EBITDA	9,984	2,822

*Certain amounts in the prior year have been adjusted to conform to the current year presentation.

**The restructuring cost is in regard to the phase out of the Indonesia marketplace.

Industry and Market Data

This document contains information, estimates and other statistical data derived from third party sources and/or industry or general publications, including estimated insights from SimilarWeb and Google Analytics. Such information involves a number of assumptions and limitations, and you are cautioned not to place undue weight on such estimates. PropertyGuru has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROPERTYGURU GROUP LIMITED
Date: November 21, 2023	By:	/s/ Joe Dische
Name: Joe Dische
Title: Chief Financial Officer